Exhibit 99.121

February 26, 2021

VIA SEDAR

NOTICE TO READER

Re:	The Valens Company Inc. (formerly Valens GroWorks Corp.) (the “Issuer”)

Please be advised that the Annual Financial Statements of the Issuer as at and for the year ended November 30, 2020 has been re-filed to include the name of the engagement partner in the auditor’s report. No other changes were made to the Annual Financial Statements.

FISCAL 2020

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended
November 30, 2020

Expressed in thousands of Canadian dollars

TSX : VLNS
OTCQX : VLNCF

The Valens Company Inc.

(formerly Valens GroWorks Corp.)

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

TABLE OF CONTENTS

Independent Auditors’ Report	1 - 4

Consolidated Statements of Financial Position	5

Consolidated Statements of Loss and Comprehensive Loss	6

Consolidated Statements of Changes in Shareholders’ Equity	7

Consolidated Statements of Cash Flows	8

Notes to the Consolidated Financial Statements	9-40

KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone (604) 691-3000 Fax (604) 691-3031

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of The Valens Company Inc.

Opinion

We have audited the consolidated financial statements of The Valens Company Inc. (“the Entity”) (formerly Valens Groworks Corp.), which comprise

•	the consolidated statement of financial position as at November 30, 2020

•	the consolidated statement of loss and comprehensive loss for the year then ended

•	the consolidated statement of changes in equity for the year then ended

•	The consolidated statement of cash flows for the year then ended

•	and notes to the consolidated financial statements, including a summary of significant accounting policies.

(hereinafter referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated financial position of the Entity as at November 30, 2020, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditors’ Responsibilities for the Audit of the Financial Statements” section of our report.

We are independent of the Entity in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

© 2020 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

The Valens Company Inc. Page 2

Other Matter – Comparative Information

The financial statements for the year ended November 30, 2019 were audited by another auditor who expressed an unmodified opinion on those financial statements on February 24, 2020.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion & Analysis filed with the relevant Canadian Securities Commissions.

Our opinion on the financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report.

We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Entity’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Entity or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Entity’s financial reporting process.

The Valens Company Inc. Page 3

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

The Valens Company Inc. Page 4

•	Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•	Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this auditors’ report is Jonathan Wong.

Chartered Professional Accountants

Vancouver, Canada

February 24, 2021

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Consolidated Statements of Financial Position

As at November 30

(Expressed in Thousands of Canadian Dollars)

		2020	2019
	Notes	$	$
ASSETS
Current
Cash		20,344	49,888
Marketable securities and derivatives	5	1,032	8,813
Trade and other receivables	6,16	27,544	35,080
Prepaid expenses and other current assets	7	12,530	8,359
Promissory note receivable	8	1,409	-
Income tax receivable		1,236	-
Inventory	3 (iv), 9	14,383	7,171
		78,478	109,311
Non-Current
Property, plant and equipment	10,18	53,156	26,374
Intangible assets	11,18	31,819	14,943
Goodwill	18	4,123	4,123
TOTAL ASSETS		167,576	154,751
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	16	14,396	14,855
Term loan – current	12	2,025	-
Contractual obligation – current	13	1,660	-
Lease liabilities – current	14	547	-
Onerous contract provision	23	819	-
Income taxes payable		414	6,280
		19,861	21,135
Non-Current
Term loan	12	6,913	-
Contractual obligation	13	9,041	-
Lease liabilities	14	3,903	-
Deferred tax liability	19	472	882
		40,190	22,017
Shareholders’ equity
Share capital	17	162,585	153,826
Reserves	17	19,651	12,590
Obligation to issue shares	17	1,933	2,375
Deficit		(56,783)	(36,057)
		127,386	132,734
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		167,576	154,751

Commitments and contingencies (Note 23)

Subsequent events (Note 25)

Approved on behalf of the Board on February 24, 2021:

Signed	Signed

”Tyler Robson”	”Nitin Kaushal”
Director	Director

The accompanying notes are an integral part of these Consolidated Financial Statements

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Consolidated Statements of Loss and Comprehensive Loss

For the years ended November 30

(Expressed in Thousands of Canadian Dollars Except Share Amounts)

		2020	2019
	Notes	$	$
Revenue		86,059	58,106
Excise taxes		(2,281)	-
Net revenue	15	83,778	58,106
Cost of sales	3 (iv), 9,10	46,942	16,755
Inventory valuation allowance	9	9,293	-
Loss on onerous contracts	23	1,819	-
Gross profit		25,724	41,351
Operating expenses
Advertising and promotion		1,590	2,877
Depreciation and amortization	10,11	10,190	4,828
Facility costs		1,808	585
General and administrative		2,511	609
Impairment loss on trade receivables		571	2
Insurance		1,468	504
Management and consulting fees	16	2,691	2,597
Professional fees		2,834	1,731
Research, extraction and lab supplies		2,189	2,183
Share-based payments	16,17	9,777	12,550
Travel and business development		279	629
Wages and salaries	3(iv),16	10,487	3,998
		46,395	33,093
Income (loss) from operations		(20,671)	8,258
Other income (expense)
Interest income	8	496	1,003
Financing costs		(685)	(2)
Impairment of asset held for sale		-	(3,194)
Foreign exchange gain	13	108	(2)
Joint venture termination cost	16	(931)	-
Accretion	12,13	(712)	-
Contract termination cost	17	-	(5,945)
Realized loss on disposal of capital assets		(228)	(48)
Realized gain on finder’s fee payable	5	214	-
Unrealized gain on finder’s fee payable	5	-	245
Realized loss on marketable securities and derivatives	5	(214)	-
Unrealized gain (loss) on marketable securities and derivatives	5	32	(576)
		(1,920)	(8,519)
Loss before income taxes		(22,591)	(261)
Provision for (recovery of) income taxes	19
Current		(1,499)	6,280
Deferred		(410)	(5)
		(1,909)	6,275
Loss and comprehensive loss for the period		(20,682)	(6,536)
Basic and diluted loss per common share		(0.16)	(0.06)
Weighted average number of common shares outstanding
Basic and diluted		127,555,026	111,562,370

The accompanying notes are an integral part of these Consolidated Financial Statements

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Consolidated Statements of Changes in Shareholders’ Equity

For the years ended November 30

(Expressed in Thousands of Canadian Dollars Except Share Amounts)

	Share Capital
		Amount	Reserves	Obligation to issue shares	Deficit	Total
	Number	$	$	$	$	$
Balance, November 30, 2018	93,213,657	65,049	12,770	4,415	(29,521)	52,713
Shares issued for exercise of warrants (Note 17(h))	9,037,252	28,947	(6,345)	-	-	22,602
Shares issued for exercise of options (Note 17(i))	1,913,439	4,221	(3,077)	-	-	1,144
Units issued through bought deal financing (Note 17(g))	14,618,644	43,125	-	-	-	43,125
Unit issuance costs	-	(4,539)	1,666	-	-	(2,873)
Shares issued for acquisition of Pommies (Note 17(l), 18)	1,208,104	3,524	-	-	-	3,524
Share-based payments (Note 17(j))	1,713,000	3,089	7,576	2,425	-	13,090
Shares issued for settlement of consulting agreement (Note 17(k), 18)	3,800,000	10,410	-	(4,465)	-	5,945
Loss for the year	-	-	-	-	(6,536)	(6,536)
Balance, November 30, 2019	125,504,096	153,826	12,590	2,375	(36,057)	132,734
Shares issued for exercise of warrants (Note 17(a))	175,424	851	(333)	-	-	518
Shares issued for exercise of options (Note 17(b))	436,650	644	(316)	-	-	328
Equity settled share-based payments (Note 17(f))	170,182	328	(589)	-	-	(261)
Shares issued for SoRSE agreement (Note 11, 17(d))	1,730,432	5,070	-	-	-	5,070
Share-based payments (Note 17(c))	1,200,000	1,920	8,299	(442)	-	9,777
Shares cancelled – normal course issuer bid (Note 17(e))	(43,600)	(54)	-	-	(44)	(98)
Loss for the year	-	-	-	-	(20,682)	(20,682)
Balance, November 30, 2020	129,173,184	162,585	19,651	1,933	(56,783)	127,386

The accompanying notes are an integral part of these Consolidated Financial Statement

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Consolidated Statements of Cash Flows

For the years ended November 30

(Expressed in Thousands of Canadian Dollars)

	2020	2019
	$	$
OPERATING ACTIVITIES
Loss for the year	(20,682)	(6,536)
Adjustment for non-cash items:
Depreciation and amortization	10,765	5,890
Share-based payments	9,777	12,550
Inventory valuation allowance	9,293	-
Loss on onerous contracts	1,819	-
Impairment loss on trade receivables	571	2
Provision (recovery) for income taxes	(1,909)	6,275
Interest expense on lease liability	175	-
Accretion	712	-
Foreign exchange gain	(173)	-
Interest on promissory note receivable	(82)	(51)
Consulting fees	-	540
Realized loss on disposal of capital assets	228	50
Impairment of assets held for sale	-	3,194
Contract termination cost	-	5,945
Realized loss on marketable securities and derivatives	214	-
Unrealized (gain) loss on marketable securities and derivatives	(32)	576
Realized gain on finder’s fee payable	(214)	-
Unrealized gain on finder’s fee payable	-	(245)
Repayment of contractual obligation	(964)	-
Working capital adjustments:
Trade and other receivables	5,605	(33,994)
Prepaid expenses and other current assets	(5,212)	(7,258)
Inventory	(16,505)	(6,416)
Accounts payable and accrued liabilities	(2,435)	11,839
	(9,049)	(7,639)
Income taxes payable	(5,603)	-
	(14,652)	(7,639)

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(23,419)	(20,231)
Acquisition of intangible assets	(7,921)	(9)
Repayment of promissory note	1,033	1,058
Proceeds from sale of capital assets	117	-
Investment in Pommies	-	(4,021)
Issuance of promissory note receivable	(1,000)	-
Purchase of financial instruments	(1,000)	-
Proceeds from redemption of guaranteed investment certificate	8,500	15,006
	(23,690)	(8,197)
FINANCING ACTIVITES
Proceeds from term loan, net of deferred finance costs	19,337	-
Proceeds from bought deal, net of share issue costs	-	40,252
Proceeds from exercise of warrants	518	22,602
Proceeds from exercise of stock options	328	1,144
Payment on exercise of RSUs	(261)	-
Repayments of term loan	(10,500)	-
Purchase of shares under normal course issuer bid	(98)	-
Payments on lease liability	(526)	-
	8,798	63,998
CHANGE IN CASH	(29,544)	48,162
Cash, beginning of year	49,888	1,726
Cash, end of year	20,344	49,888

Supplemental disclosure with respect to cash flows (Note 22)

The accompanying notes are an integral part of these Consolidated Financial Statements

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

1.	DESCRIPTION OF BUSINESS

The Valens Company Inc. (formerly Valens GroWorks Corp.) (the “Company”) was incorporated under the laws of British Columbia on January 14, 1981. On June 18, 2020, the Company completed a continuance under the Canada Business Corporations Act (“CBCA”), making the Company a federal corporation governed by the CBCA. At the same time, the Company changed its name from Valens GroWorks Corp. to The Valens Company Inc. The Company operates in the cannabis industry and is focused on delivering a diverse suite of extraction methodologies, end-to-end development and manufacturing of innovative cannabinoid-based products and analytical testing. The Company’s common shares trade under the trading symbol “VLNS” on the Toronto Stock Exchange (“TSX”) and under the trading symbol “VLNCF” on the OTC Markets.

The address of the Company’s registered office is 199 Bay Street, 5300 Commerce Court West, Toronto, ON, M5L 1B9.

Valens Agritech Ltd. (“VAL”), a subsidiary company, was granted its Licensed Producer (“LP”) license to cultivate and produce oil under the Access to Cannabis for Medical Purposes Regulations and subsequently, a standard processing and standard cultivation license under the Cannabis Act. This license was subsequently amended by Health Canada to permit sales directly to provinces and territories. On November 22, 2020, VAL’s standard processing and standard cultivation license was amended to add the second production facility in Kelowna. VAL also holds an analytical testing license and on July 10, 2020 VAL received a cannabis research license from Health Canada under the Cannabis Act.

On April 5, 2017, the Company acquired Supra THC Services Inc. (“Supra”). Supra was incorporated under the Business Corporations Act of the Province of British Columbia on December 10, 2015. Supra held an analytical testing license (“Supra License”) from Health Canada which allowed Supra to process and produce extract from cannabis and related active ingredients for scientific purposes. On October 23, 2018, the Company entered into an agreement to sell Supra to Roto-Gro International Limited (“Rotogro”). During the year ended November 30, 2019, the Company was advised by Rotogro that they would be unable to close the transaction and the Company subsequently requested the Supra License be cancelled by Health Canada. On November 30, 2020 Supra and Valens Labs Ltd. were amalgamated.

On July 19, 2018, Valens Farms Ltd. (“Farms”) was incorporated under the laws of British Columbia to hold the interest in the cannabis production facility with Kosha Projects Inc. (“Kosha”). The Company has since terminated its investment in the joint venture with Kosha (Note 16). Farms currently holds the real estate interest of the Company’s processing facilities in Kelowna, BC.

On October 18, 2018, Valens Labs Ltd. (“Labs”) was incorporated under the laws of British Columbia to transfer the assets and operations of Supra upon the closing of the Rotogro transaction.

On April 23, 2019, the Company acquired Straight Fire Consulting LLC (“Straight Fire”) (Note 18). On the date of acquisition, Straight Fire did not have any assets or liabilities. The Company is in the process of dissolving Straight Fire.

On November 8, 2019, the Company acquired 100% of the shares of Southern Cliff Brands Inc. (d/b/a Pommies Cider Co.) (“Pommies”). Pommies is an Ontario based manufacturer and distributer of alcoholic beverages within the cider industry. Products are sold through the Liquor Control Board of Ontario. Pommies is also a mature cannabis micro-processing license applicant (Note 18).

On June 26, 2020, Valens Australia Pty Ltd. (“VAPL”) was incorporated under the laws of Western Australia to develop the Company’s presence in the Australian market.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements of the Company for the year ended November 30, 2020 were authorized for issue by the Board of Directors on February 24, 2021.

Basis of measurement

These consolidated financial statements have been prepared on the accrual basis of accounting except for cash flow information, and on a historical cost basis except for certain financial assets measured at fair value. The financial statements are presented in thousands of Canadian Dollars, which is also the Company’s functional currency, unless otherwise noted.

Comparative figures

Certain immaterial comparative figures have been reclassified to conform to the current year’s presentation.

Critical accounting estimates and judgments

IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)	The inputs used in calculating the fair value for share-based payment expense included in loss and comprehensive loss.

ii)	The valuation of shares and other equity instruments issued in non-cash transactions. Generally, the valuation of non-cash transactions is based on the value of the goods or services received. When non-cash transactions are entered into with employees and those providing similar services, the non-cash transactions are measured at the fair value of the consideration given up using market prices.

iii)	Amortization of property, plant and equipment and intangible assets are dependent upon the estimated useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

iv)	Valuation and impairment testing of intangible assets and goodwill. For goodwill, assets with indefinite useful lives, or assets not yet available for use, this analysis includes key assumptions, underlying cash flows, and future economic benefit including recoverable amounts. The analysis also includes significant judgement around assumptions associated with the development of the size of new domestic and international markets for the Company’s products, market share acquisition, costs to operate in new jurisdictions and regulations which continue to be defined. For assets being amortized, this assessment included a consideration of external and internal indicators that the asset may be impaired.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

2.	BASIS OF PREPARATION – continued

v)	Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. Judgment is also required to assess whether the amounts paid on achievement of milestones represents contingent consideration or compensation for post-acquisition services. Judgment is also required to assess whether contingent consideration should be classified as equity or a liability. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at fair value at each reporting date and subsequent changes in the fair value of the contingent consideration are recognised in profit or loss.

vi)	Inventory is carried at the lower of cost or net realizable value. The determination of net realizable value involves significant management judgement and estimates, including the estimation of future selling prices.

vii)	The Company applied judgement in analysing fixed price supply agreements to determine whether the costs and purchase obligations under the contract exceed the economic benefits expected to be received from it. Management measures onerous contracts as a provision or a reduction to prepaid deposits associated with the agreement.

COVID-19 estimation uncertainty

On March 11, 2020, the World Health Organization declared the outbreak of the novel coronavirus (COVID-19) a global pandemic. This has resulted in governments worldwide, including the Canadian government, to enact emergency measures to combat the spread of the virus. These measures, which include social distancing, the implementation of travel bans, and closures of non-essential businesses, have caused material disruption to businesses globally, resulting in an economic slowdown. The production and sale of cannabis have been recognized as essential services across Canada. As at November 30, 2020, we have not observed any material impairments of our assets or a significant change in the fair value of assets, due to the COVID-19 pandemic.

The situation is dynamic and the ultimate duration and magnitude of the impact of COVID-19 on the economy and the financial effect on our business, financial position and operating results remain unknown at this time. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

3.	APPLICATION OF NEW ACCOUNTING STANDARDS

A.	New IFRS Standards that are effective for the current year:

(i)	IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16, Leases, which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single, on-balance sheet accounting model for lessees. A lessee is required to recognize a right-of-use (“ROU”) asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The Company adopted the standard on December 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods. There were no ROU assets or lease liabilities recognized upon adoption and no impact to the Company’s deficit as at December 1, 2019.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

3.	APPLICATION OF NEW ACCOUNTING STANDARDS – continued

Definition of a lease

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys this right the Company assesses whether:

•	The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset;

•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and

•	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or reassessment of a contract that contains lease and non-lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

Accounting as a lessee under IFRS 16

The Company recognizes a right-of-use asset and lease liability on the consolidated statements of financial position at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of its useful life or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•	the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. The lease liability is subsequently increased by interest costs on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right- of use asset or is recorded in the consolidated statements of operations if the carrying amount of the right-of-use asset has been reduced to $nil.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

3. APPLICATION OF NEW ACCOUNTING STANDARDS – continued

Payments associated with short-term leases are recognized as an expense on a straight-line basis in facility costs in the consolidated statements of loss and comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in facility costs.

Transition to IFRS 16

Practical expedients

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions represent leases. The Company applied IFRS 16 only to contracts that were previously identified as leases under IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into, or changed, on or after December 1, 2019.

The Company used the additional practical expedient to not recognise a right-of-use asset or lease liability to leases for which the lease term ends within 12 months of the date of initial application.

As a result of the practical expedient, the Company did not require adjustments to the opening balances as at December 1, 2019 or to deficit resulting from the initial adoption of IFRS 16.

The following table reconciles the operating lease commitments as at November 30, 2019 to the opening balance of lease liability at December 1, 2019:

Operating lease commitments as at December 1, 2019	$4,754
Finance lease liabilities recognized as of December 1, 2019	-
Effect of discounting using the lessee’s incremental borrowing rate	-
Lease commitments not yet in effect	(4,586)
Short term, low-value asset leases	(168)
Lease liabilities recognized as at December 1, 2019	-

(ii)	IFRIC 23, Uncertainty over income tax treatments (“IFRIC 23”)

IFRIC 23 clarifies the application of recognition and measurement requirements in IAS 12, Income taxes, when there is uncertainty over income tax treatments. It specifically addresses whether an entity considers each tax treatment independently or collectively, the assumptions an entity makes about the examination of tax treatments by taxation authorities, how an entity determines taxable income or losses, tax bases, unused tax losses, unused tax credits and tax rates, and how an entity considers a change in facts and circumstances. The Company adopted this interpretation on December 1, 2019, applied retrospectively, with no material impact to deficit resulting from the adoption.

(iii)	Amendments to IFRS 16: COVID-19 Related Rent Concessions

The amendment exempts lessees from having to consider individual lease contracts to determine whether rent concessions occurring as a direct consequence of the COVID-19 pandemic are lease modifications and allows lessees to account for such rent concessions as if they were not lease modifications. It applies to COVID-19-related rent concessions that reduce lease payments due on or before June 30, 2021. The amendment is effective June 1, 2020 but, to ensure the relief is available when needed most, lessees can apply the amendment immediately in any financial statements not yet authorized for issue. The Company adopted this amendment during the year ended November 30, 2020, however it did not have a material impact to the Company’s consolidated financial statements.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

3.	APPLICATION OF NEW ACCOUNTING STANDARDS – continued

B.	IFRS Standards in effect but not previously applicable:

(iv)	IAS 20 – Accounting for government grants and disclosure of government assistance (“IAS 20”)

The Company applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program is a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable.

Government grants and assistance are recognized as a reduction in the related expense in the period in which there is reasonable assurance that the grant or assistance has become receivable and all conditions, if any, have been satisfied.

As at November 30, 2020, the Company qualified to receive the CEWS, and of the $4,478 applied for $3,403 has been received and $1,075 is accrued for under trade and other receivables (Note 6). The Company has applied the CEWS as a reduction against the following:

	November 30, 2020 $	November 30, 2019 $
Inventory	407	-
Cost of sales	1,561
Wages and salaries	2,510	-
	4,478	-

C.	New IFRS Standards in issue but not yet effective:

(v)	Amendments to IFRS 3, Business combination (“IFRS 3”)

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company has assessed the impact of these amendments and has determined that there will be no material impact to the Company’s consolidated financial statements.

(vi)	Amendments to IAS 37: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2023 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

(vii)	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

4.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, VAL, Farms, Labs, Pommies, Straight Fire, and VAPL. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

All intra-company transactions, balances, income and expenses were eliminated in full on consolidation.

Functional and presentation currency

The functional currency of the Company (and its subsidiaries) is the Canadian dollar as this is the principal currency of the economic environment in which it operates. The Canadian dollar is also the Company’s presentation currency. Transactions in foreign currencies are initially recorded in the Company’s functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange at the end of each reporting period. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when fair value is determined.

All gains and losses on translation of these foreign currency transactions are included in profit or loss.

Cash and cash equivalents

Cash and cash equivalents is comprised of deposits with banks and highly liquid investments that are readily convertible into known amounts of cash with original maturities of three months or less, and are classified and measured at amortized cost which approximates fair value.

Marketable securities and derivatives

Marketable securities are initially measured at fair value and are subsequently measured at fair value through profit or loss (“FVTPL”) or are designated at fair value through other comprehensive income (loss) (“FVTOCI”) for equity instruments. Equity instruments designated at FVTOCI is made on an instrument-by-instrument basis and if elected, subsequent changes in fair value are recognized in other comprehensive (loss) income only and not through profit or loss upon disposition. The Company classifies its marketable securities as financial assets measured at FVTPL.

Revenue

The Company generates revenue primarily from toll processing and co-packing services, product sales, and analytical testing services. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1.	Identify the contract with a customer;

2.	Identify the performance obligation(s) in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligation(s) in the contract; and

5.	Recognize revenue when or as the Company satisfies the performance obligation(s).

Toll processing and co-packing services are recognized over a period of time as performance obligations are completed. The Company recognizes revenue according to the percentage of completion of the service provided.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

4.     SIGNIFICANT ACCOUNTING POLICIES - continued

Product sales are generally recognized when the Company satisfies the performance obligations and transfers control over the goods to the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

For certain sales of white label goods in which the Company collaborates with a royalty partner, the Company records gross revenue as principal as it controls the goods before those goods are transferred to a customer.

Analytical testing services are recognized when the Company satisfies the performance obligations and testing results are provided to the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an advalorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15 Revenue from contracts with customers.

Accounts Receivable

Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date. Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of comprehensive loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

Inventory

Inventory is valued at the lower of cost and net realizable value. Cost of cannabis and hemp biomass is comprised of initial third-party acquisition costs, plus analytical testing costs. Costs of extracted cannabis and hemp oil inventory are comprised of initial acquisition cost of the biomass and all direct and indirect processing costs including labour related costs, consumables, materials, packaging supplies, utilities, facility costs, analytical testing costs, and production related depreciation. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale. Packaging and supplies are initially valued at cost and subsequently at the lower of cost and net realizable value.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

4.     SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

The depreciation rates applicable to each category of property, plant and equipment are as follows:

Building	15 - 50 years straight-line
Computer equipment and software	20% - 100% declining balance
Office furniture and equipment	20% - 50% declining balance
Lab equipment	20% declining balance
Right of use asset	2 – 5 years straight-line
Leasehold improvements	7 years straight-line

The estimated useful lives, residual values and depreciation methods are reviewed at the end of each reporting year, with the effect of any changes in estimates accounted for on a prospective basis. The determination of appropriate useful lives and residual values are based on management’s judgement; therefore, the resulting depreciation is subject to estimation uncertainty.

Items of equipment are derecognized upon disposal or when no future economic benefits are expected to arise from their continued use. Any gain or loss arising from disposal or retirement is determined as the difference between the consideration received and the carrying amount of the asset and is recognized in profit or loss.

Finite-lived and indefinite-lived intangible assets

Finite-lived intangible assets are recognized and measured at cost less accumulated amortization and accumulated impairment losses. Intangible assets with finite useful lives are amortized using the straight-line method over the useful life of the asset. The Company conducts an annual assessment of the residual balances, useful lives and amortization methods being used for intangible assets and any changes arising from the assessment are applied by the Company prospectively. The SoRSE manufacturing and sales license is amortized on a straight-line basis over the term of the license agreement. The acquired Pommies customer relationships is amortized on a straight-line basis over two years and the mature Health Canada micro-processing license application is amortized on a straight- line basis over one year once the license is granted and facility is operational.

Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses and are comprised of the Pommies brand and website development costs. Indefinite life intangible assets are not amortized but are tested for impairment annually and when there is an indication of impairment.

Impairment of non-financial assets

At the end of each reporting period, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

4.     SIGNIFICANT ACCOUNTING POLICIES - continued

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Currently, the Company has three reportable segments, the cannabis operations, analytical testing and corporate. The Company has determined that the goodwill associated with the acquisition of Pommies belongs to the cannabis operations segment as this is the segment that holds the acquired entities and the lowest level at which management monitors goodwill.

Goodwill is measured at historical cost and is evaluated for impairment annually in the fourth quarter or more often if events or circumstances indicate there may be an impairment. CGUs have been grouped for purposes of impairment testing. Impairment is determined for goodwill by assessing if the carrying value of the CGUs which comprise the CGU segment, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in income in the reporting year in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) that has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. An amount equivalent to the discounted provision is capitalized within tangible fixed assets and is depreciated over the useful lives of the related assets. The increase in the provision due to passage of time is recognized as interest expense.

Onerous Contracts

A provision for onerous contracts is measured at the present value of the lower of the expected cost of terminating the contract and net cost of continuing with the contract, which is determined based on incremental costs necessary to fulfill the obligation under the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Cost of sales

Cost of sales represents costs directly related to manufacturing and distribution of the Company’s products and services. Primary costs include raw materials, packaging, direct labour, overhead, shipping and the depreciation of production equipment and facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes. The Company recognizes the cost of sales as the associated revenue is recognized.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

4.     SIGNIFICANT ACCOUNTING POLICIES - continued

Unit financing

In a unit financing where the Company issues common shares with an attached warrant, the warrants issued to investors and any warrants issued to brokers are accounted for as follows:

The fair value of investor warrants is measured based on the unit price paid by the investor compared to the fair value of the common shares on the issuance date. If the unit price is greater than the common share price, the excess is considered the fair value of the investor warrant. If the unit price is less than the common share price, no fair value is assigned to the warrant. The fair value of the common shares is recognized in share capital and the fair value of the investor warrants is recognized in reserves.

The fair value of broker warrants is measured and recognized on the date of grant, using the Black-Scholes option pricing model. The fair value is recognized as a share issuance cost with a corresponding increase in reserves.

Share-based payment

The Company has two share-based payment plans under which awards have been made: the legacy option plan and the omnibus long term incentive plan (“LTIP”) in addition to obligations to issue shares under certain employment agreements. Share-based payment consists of stock options, restricted share units (“RSU”) and deferred share units (“DSU”).

The Company grants stock options to acquire common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of the options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. The fair value is recognized as an expense with a corresponding increase in reserves. When stock options are exercised, share capital is credited by the sum of the consideration paid and the related portion of share-based payment previously recorded in reserves. Consideration paid for the shares on the exercise of stock options is credited to share capital.

The fair value of RSUs and DSUs is measured at fair value on the date of grant, using the market price of the Company’s shares. The fair value is recognized as an expense with a corresponding increase in reserves. When RSUs and DSUs vest and are settled, share capital is credited by moving the settled balance from reserves to share capital. If any portion on the units are settled in cash at the Company’s option, the cash component is recorded as a decrease in cash and cash equivalents.

Share-based payment arrangements in which the Company receives goods or services as consideration for its own equity instruments are accounted for as equity settled share-based payment transactions and measured at the fair value of goods or services received. If the fair value of the goods or services received cannot be estimated reliably, the share-based payment transaction is measured at the fair value of the equity instruments granted at the date the Company receives the goods or the services.

When the Company enters into a commitment to issue shares, the consideration is recorded as an obligation to issue shares when goods are received and services rendered, and reclassified to share capital when shares are issued.

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

4.    SIGNIFICANT ACCOUNTING POLICIES - continued

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is calculated by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Loss per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the net income (loss) available to common shareholders of the Company by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Segmented reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to the transactions with any of the Company’s other components.

The Company has three operating and reportable segments: cannabis operations, analytical testing, and corporate, which is the way the Company reports information to its chief decision makers and Board of Directors.

The cannabis operations segment includes the extraction, postprocessing, and white label manufacturing under the standard processing and standard cultivation license issued by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s extraction and post-processing facility in Kelowna, BC and beverage facility in Bolton, Ontario.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

4.	SIGNIFICANT ACCOUNTING POLICIES - continued

The corporate segment includes corporate growth activities, administration, financial and other support to all segments.

5.	MARKETABLE SECURITIES AND DERIVATIVES

	2020 $	2019 $
Shares in Rotogro	-	313
Guaranteed investment certificates	-	8,500
Common Shares of Canadian licensed producer	750	-
Purchase Warrants of Canadian licensed producer	282	-
	1,032	8,813

On September 4, 2020, the Company subscribed for $1,000 of units in a Canadian licensed producer’s private placement. The Company received 3,333,333 common shares and 3,333,333 warrants with an exercise price of $0.40 for a term of three years. During the year ended November 30, 2020, the common shares had an unrealized loss of $117 (November 30, 2019 - $nil) and the warrants had an unrealized gain of $149 (November 30, 2019 - $nil). Subsequent to year end, the 3,333,333 common shares acquired in the private placement were sold for a realized gain of $44 and the 3,333,333 warrants were sold for a realized gain of $351.

The shares in Rotogro were recorded at fair value with any changes in fair value recorded through profit and loss. On April 9, 2020, the Company completed the transfer of 2,250,000 ordinary shares of Rotogro, with a fair value of $99, to a consultant pursuant to the acquisition of Straight Fire Consulting LLC on April 23, 2019 (Note 18). During the year ended November 30, 2020, up to the date the Rotogro shares were transferred to the consultant, the fair value of the shares decreased $214 (November 30, 2019 - $576), resulting in a realized loss of $214.

6.	TRADE AND OTHER RECEIVABLES

	2020 $	2019 $
Trade accounts receivable	25,692	31,450
Less: trade receivables valuation allowance	(589)	(2)
Net trade accounts receivable	25,103	31,448
Unbilled revenue on products/services transferred over time	366	2,961
GST recoverable	229	273
Government assistance receivable (Note 3 (iv))	1,075	-
Other receivables (Note 16)	771	398
	27,544	35,080

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	2020 $	2019 $
Deposits – raw material inventory	8,759	7,010
Deposits – leases and equipment	2,707	688
Prepaid expenses	964	561
Restricted short-term investments	100	100
	12,530	8,359

The restricted short-term investment balance consists of a $100 guaranteed investment certificate maturing on August 20, 2021, bearing an annual interest rate of 0.10%. This investment is held by the bank as security for a corporate credit card facility.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

8.	PROMISSORY NOTE RECEIVABLE

	Danish company $	Canadian licensed producer $	Total $
Balance, November 30, 2019	-	-	-
Additions	1,000	1,360	2,360
Interest	33	49	82
Repayment	(1,033)	-	(1,033)
Balance, November 30, 2020	-	1,409	1,409

The Company advanced $1,000 to a Danish company under a promissory note dated March 2, 2020. The promissory note accrues interest at 6.5% per annum with an original maturity date of June 2, 2020. The Company subsequently entered into an amended and restated promissory note dated April 6, 2020, extending the maturity date of the note to September 2, 2020. As security for the promissory note the Company has registered a floating charge deed on the Danish company’s assets. During the year, the promissory note was repaid in full for proceeds of $1,033 including accrued interest of $33.

On September 4, 2020, the Company converted a $1,360 trade accounts receivable balance of a Canadian licensed producer to a promissory note in the amount of $1,360 which bears interest at 15% per annum and is due January 15, 2021. The promissory note holds a second ranking security interest, to the senior lender, over the licensed producers’ assets. Subsequent to the end of the year, the promissory note was repaid in full for proceeds of $1,614 including accrued interest and fees of $254.

9.	INVENTORY

	2020 $	2019 $
Dried cannabis and hemp biomass	3,558	502
Extracted cannabis and hemp oils	12,601	6,161
Beverage finished goods	59	154
Packaging and supplies	3,650	354
	19,868	7,171
Less: Inventory valuation allowance	(5,485)	-
	14,383	7,171

Inventory expensed to cost of sales for the year ended November 30, 2020 was $41,619 (November 30, 2019 - $15,328). During the year ended November 30, 2020, the Company recorded an inventory valuation allowance of $9,293 (November 30, 2019 - $nil), recognized on cannabis purchased and processed in which the cost exceeds its net realizable value.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

10.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Leaseholds	Computer equipment and software	Office furniture and equipment	Lab and production equipment	Right-of-use asset	Total
	$	$	$	$	$	$	$	$
Cost
Balance, November 30, 2018	-	-	4,629	434	362	2,724	-	8,149
Additions	3,699	9,028	102	111	290	8,419	-	21,649
Business acquisition (Note 18)	-	-	116	2	7	478	-	603
Transfers	-	4,731	(4,731)	-	-	-	-	-
Disposals	-	-	-	(1)	-	(67)	-	(68)
Balance, November 30, 2019	3,699	13,759	116	546	659	11,554	-	30,333
Additions	-	21,447	332	342	364	3,238	4,969	30,692
Disposals	-	-	-	(88)	-	(366)	(285)	(739)
Balance, November 30, 2020	3,699	35,206	448	800	1,023	14,426	4,684	60,286
Accumulated depreciation
Balance, November 30, 2018	-	-	331	205	110	314	-	960
Depreciation	-	243	205	144	252	2,174	-	3,018
Transfers	-	536	(536)	-	-	-	-	-
Disposals	-	-	-	(1)	-	(18)	-	(19)
Balance, November 30, 2019	-	779	-	348	362	2,470	-	3,959
Depreciation	-	417	9	193	193	2,124	487	3,423
Disposals	-	-	-	(86)	-	(23)	(143)	(252)
Balance, November 30, 2020	-	1,196	9	455	555	4,571	344	7,130
Carrying value
November 30, 2019	3,699	12,980	116	198	297	9,084	-	26,374
November 30, 2020	3,699	34,010	439	345	468	9,855	4,340	53,156

During the year ended November 30, 2020, the Company recognized $3,423 of depreciation (November 30, 2019 – $3,018). Of this amount, $575 was allocated to cost of sales during the year ended November 30, 2020 (November 30, 2019 - $1,062).

11.	INTANGIBLE ASSETS

Cost	SoRSE Manufacturing and Sales License $	Customer Relationships $	Micro- Processing License Application $	Brand $	Other $	Total $
Balance, November 30, 2018	14,266	-	-	-	-	14,266
Additions	-	-	-	-	9	9
Business acquisition (Note 18)	-	430	2,980	130	-	3,540
Balance, November 30, 2019	14,266	430	2,980	130	9	17,815
Additions	24,183	-	-	-	35	24,218
Balance, November 30, 2020	38,449	430	2,980	130	44	42,033
Accumulated amortization
Balance, November 30, 2018	-	-	-	-	-	-
Amortization	2,854	18	-	-	-	2,872
Balance, November 30, 2019	2,854	18	-	-	-	2,872
Amortization	7,118	215	-	-	9	7,342
Balance, November 30, 2020	9,972	233	-	-	9	10,214
Carrying value
November 30, 2019	11,412	412	2,980	130	9	14,943
November 30, 2020	28,477	197	2,980	130	35	31,819

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

11.	INTANGIBLE ASSETS – continued

SoRSE Technology Corporation (formerly Tarukino Holdings Inc.)

On September 21, 2018, the Company signed a manufacturing and sales license agreement with SoRSE Technology Corporation (formerly Tarukino Holdings Inc.) (“SoRSE”). Under the agreement, SoRSE granted the Company the exclusive Canadian rights to the production and distribution of its proprietary emulsion technology that transforms cannabis oil and oil-based terpenes into water-compatible forms for use in beverages, edibles, topicals and other consumer products. The agreement also provides the Company with the exclusive rights to produce, sell and distribute in Canada, when and where permitted, SoRSE branded products including Happy Apple™, a cannabis-infused sparkling cider, and Pearl20™, a cannabis infused food and beverage mixer. In exchange for these exclusive Canadian rights, the Company issued 4,300,000 shares of the Company upon signing the agreement valued at $9,288, 1,000,000 warrants valued at $1,958 that vested based on achieving certain milestones and a decreasing royalty on revenue related to the associated products and technologies over the term of the agreement. The warrants are exercisable at prices ranging from $3.50 to $4.00 per share for a five-year term from the date of issuance. During the year ended November 30, 2018, the Company accrued a fee to a consultant on signing the SoRSE agreement of 1,650,000 common shares of the Company valued at $3,020, which was initially recorded as obligation to issue shares, and subsequently issued by the Company during the year ended November 30, 2019.

The Company valued the exclusive Canadian license agreement based on the fair market value of the 4,300,000 common shares on the date the license agreement was executed. In addition, the Company utilized the Black Scholes model to estimate the fair value of the 1,000,000 warrants issued under the agreement utilizing the following assumptions: discount rate of 2.33%, volatility of 159%, expected life of five years and exercise prices ranging from $3.50 to $4.00.

On December 12, 2019, the Company entered into a five-year amended and restated manufacturing and sales license agreement with SoRSE. Under the amended agreement, SoRSE granted the Company the exclusive rights related to the proprietary emulsion technology and SoRSE branded products for the European, Australian, and Mexican markets in addition to the exclusive Canadian rights under the original agreement. In exchange for these additional rights, the Company paid $7,887 and issued 1,730,432 common shares valued at $5,070. The amended and restated agreement also contains a decreasing royalty on revenue related to the associated products and technologies with annual minimums of US$2,000, specifically related to the new markets, over the term of the agreement. The Company recorded a contractual obligation (Note 13) for the present value of the minimum royalty payments and included this in the value of the agreement.

Pommies

On November 7, 2019, the Company entered into an agreement to acquire all of the shares of Pommies (Note 18). Of the total intangible assets acquired of $3,540, $430 was attributed to customer relationships of the existing Pommies cider business, $2,980 to the mature micro-processing license application and $130 to the Pommies cider brand.

12.	CREDIT FACILITY

Term Loan	$
Balance, November 30, 2019	-
Additions (ii)	20,000
Repayment (ii, v)	(10,500)
Balance, November 30, 2020	9,500
Deferred financing costs
Balance, November 30, 2019	-
Additions (iv, v)	663
Accretion (vi)	(101)
Balance, November 30, 2020	562
Total term loan, net of deferred financing costs	8,938

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

12.	CREDIT FACILITY - continued

Current portion	(2,025)
Non-current portion	6,913

i.	On May 29, 2020, the Company entered into a syndicated credit facility (the “Credit Facility”) with a pair of Canadian Financial Institutions (together, the “Lenders”). Under the terms of the credit facility, as of May 29, 2020 the Lenders committed to provide the Company up to $40,000 of secured debt financing at interest rates based on prime plus a margin that ranges between 2.0% and 2.5% per annum depending on certain financial covenants. The credit facility has a three-year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets.

ii.	The Credit Facility initially provided for a $20,000 secured term loan, which was fully drawn on May 29, 2020 and up to a $20,000 secured revolving loan, which has not been drawn as at November 30, 2020. In addition, the credit facility initially contained an accordion feature that could allow the Company to increase the aggregate commitments by up to an additional $10,000. The credit facility has a three-year term, maturing May 29, 2023 and is secured by a first ranking charge over substantially all the Company’s assets. The Company is required to repay the term loan component at a minimum $500 per quarter for four quarters commencing August 31, 2020, $625 per quarter commencing on August 31, 2021 for four quarters, and $750 per quarter commencing on August 31, 2022 for three quarters, with the balance due May 29, 2023.

iii.	The Company may repay the loan without penalty, at any time and contains customary financial and restrictive covenants.

iv.	The Company incurred and deferred $606 to secure the loan. The term loan is recorded at amortized cost, with the deferred financing costs included in the carrying value of the term loan and amortized using the effective interest rate method.

v.	On November 30, 2020, it was determined that the term loan no longer provided the flexibility required to support the business or management’s strategic objectives. Accordingly, on November 30, 2020, the Company made a voluntary prepayment of $9,500 borrowed pursuant to the term loan, which reduced the secured revolving loan to $9,500, and the credit facility was amended: (i) to remove an accordion feature that previously allowed the Company to increase the aggregate commitments under the credit facility by up to an additional $10,000, (ii) to amend certain financial covenants including the senior leverage ratio and the fixed charge coverage ratio and the basis of EBITDA calculations for these financial covenants to be determined on an annualized forward looking basis commencing in the first quarter of 2021, (iii) the addition of a minimum liquidity covenant of $5,000 until June 30, 2021 (iv) the addition of a fourth tier of pricing resulting in interest on the term loan of prime plus 2.00% to prime plus 2.75% depending on certain financial covenants and (v) a waiver was received from the Lender relating to the fourth quarter of 2020 financial covenants. The Company incurred and deferred $57 to secure the amendment, which costs are included in the value of the term loan and amortized over the remaining life of the loan.

vi.	As at November 30, 2020, the applicable interest rate on the term loan was 4.0%. For the year ended November 30, 2020, the Company incurred financing costs on the Credit Facility of $199 (November 30, 2019 - $nil).

The Company’s required repayments on the term loan due in each of the next reporting years are as follows:

2021	$2,250
2022	2,750
2023	4,500
9,500

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)
Notes to the Consolidated Financial Statements For the year ended November 30, 2020
(All amounts in thousands of Canadian Dollars Except Share Amounts)

13.	CONTRACTUAL OBLIGATION

The amended and restated SoRSE license agreement (Note 11) contains a decreasing royalty on revenue related to new markets, with annual minimums of US$2,000 over the term of the agreement. On the effective date of the agreement, the Company recognized a contractual obligation of $11,227, calculated as the Canadian dollar equivalent of the present value of future minimum royalty payments, discounted using the Company’s incremental borrowing rate (5.45% at the effective date). The following is a continuity schedule of the contractual obligation for year ended November 30, 2020.

Balance, November 30, 2019	$-
Contract execution	11,227
Accretion	611
Payment	(964)
Foreign exchange gain	(173)
Balance, November 30, 2020	10,701
Current portion	(1,660)
Non-current portion	9,041

14.	LEASE LIABILITIES

The following is a continuity schedule of lease liabilities for the year ended November 30, 2020.

Balance, November 30, 2019	$-
IFRS transition (Note 3(i))	-
Lease additions	4,968
Lease payments	(547)
Interest expense on lease liabilities	175
Other settlement of lease liabilities	(146)
Balance, November 30, 2020	4,450
Current portion	(547)
Non-current portion	3,903

When measuring lease liabilities, the Company discounts lease payments using its incremental borrowing. For leases recognized in the year ended November 30, 2020, the weighted average rate applied is 5.45%. During the year ended November 30, 2020, the Company recorded rent expense of $671 (November 30, 2019 - $160).

15.	NET REVENUE

Net revenue is disaggregated by revenue stream and timing of revenue recognition.

	2020 $	2019 $
Toll processing and co-packing	27,281	41,595
Product sales	54,674	16,200
Analytical testing	1,684	311
Other revenue	139	-
	83,778	58,106
Products transferred at a point in time	56,358	16,511
Products/services transferred over time	27,281	41,595
Other revenue	139	-
	83,778	58,106

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)
Notes to the Consolidated Financial Statements For the year ended November 30, 2020
(All amounts in thousands of Canadian Dollars Except Share Amounts)

16.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. The Company has defined key management personnel to include the CEO, CFO, COO, President, Executive Vice Presidents and directors of the Company.

The remuneration and other payments to the Company’s directors and other key management personnel are as follows:

	2020 $	2019 $
Management and consulting fees	480	807
Rent	-	76
Wages and salaries	2,394	1,289
Share-based payments	5,902	7,702
Joint venture termination cost	931	-
	9,707	9,874

As at November 30, 2020, accounts payable and accrued liabilities included $nil (November 30, 2019 - $21) payable to a related party. Amounts payable to related parties have no specific terms of repayment, are unsecured and do not bear interest.

As at November 30, 2020, trade and other receivables included $771 (November 30, 2019 - $282) due from key management personnel in connection with payroll taxes resulting from share-based payments. Subsequent to year end, repayment terms on these receivable balances were agreed to with the key management personnel. The balances are due January 20, 2024 and accrue interest at a rate of 2.45% per annum.

On December 17, 2019, the Company terminated its joint venture agreement to create the Farms facility with Kosha, a company in which Ashley McGrath, a director of the Company, has a 50% interest. The final settlement in the amount of $931 was paid by the Company to Kosha.

17.	SHARE CAPITAL AND RESERVES Authorized share capital

The Company is authorized to issue an unlimited number of common and preferred shares with no par value.

Issued shares

Year ended November 30, 2020:

(a)	The Company issued 175,424 common shares and 87,712 warrants exercisable at a price of $4.00 per common share in connection with the exercise of broker warrants for gross proceeds of $518. As a result of the exercise of the warrants, the fair value of the warrants amounting to $333 was reclassified from reserves to share capital;

(b)	The Company issued 436,650 common shares in connection with the exercise of options for gross proceeds of $328. As a result of the exercise of options, the value previously recognized as compensation, amounting to $316, was reclassified from reserves to share capital;

(c)	The Company issued 1,200,000 common shares in connection with employment and consulting compensation agreements resulting in a decrease in the obligation to issue shares of $442 and increase in share capital of $1,920;

(d)	The Company issued 1,730,432 common shares valued at $5,070 in connection with the expansion of the SoRSE agreement (Note 11);

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)
Notes to the Consolidated Financial Statements For the year ended November 30, 2020
(All amounts in thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES - continued

(e)	The Company cancelled 43,600 common shares repurchased through the normal course issuer bid resulting in a decrease in share capital by $54; and

(f)	The Company issued 170,182 common shares in connection with the vesting and release of 340,355 RSUs resulting in an increase to share capital of $328 and a decrease in cash and cash equivalents of $261.

Year ended November 30, 2019:

(g)	On April 9, 2019, the Company closed a bought deal financing, pursuant to which the Company issued 14,618,644 units valued at $43,125 which were comprised of one common share of the Company and one- half share purchase warrant. Each full share purchase warrant is exercisable at a price of $4.00 per share for a period of twenty-four months from the date of closing, subject to acceleration conditions. In connection with the financing, the Company paid a cash commission of $2,588 and issued 877,119 broker warrants valued at $1,666. Each broker warrant entitles the holder to purchase one unit at a price of $2.95 per unit for a period of twenty-four months from the date of closing, subject to acceleration conditions. Each unit is comprised of one common share and one-half share purchase warrant, with each full warrant exercisable at a price of $4.00 per share until April 9, 2021, subject to certain acceleration conditions. The fair value of the warrants was determined using the Black Scholes model utilizing the following assumptions: discount rate of 1.60%, volatility of 106%, expected life of 2 years and exercise price of $2.95;

(h)	The Company issued 9,037,252 common shares in connection with the exercise of warrants for gross proceeds of $22,602. As a result of the exercise of warrants, the fair value of the warrants amounting to $6,345 was reclassified from reserves to share capital;

(i)	The Company issued 1,913,439 common shares in connection with the exercise of options for gross proceeds of $1,144. As a result of the exercise of options, the fair value of the options amounting to $3,077 was reclassified from reserves to share capital;

(j)	The Company issued 1,713,000 common shares valued at $3,089 in connection with employment, consulting and board of directors’ compensation agreements resulting in a reduction in the obligation to issue shares of $2,549, an increase in share capital of $3,089 and recognition of management and consulting fees of $540;

(k)	The Company issued 3,800,000 common shares valued at $10,410 in settlement of a consulting agreement resulting in an increase in share capital of $10,410, a reduction in the obligation to issue shares of $4,465 and recognition of contract termination expense of $5,945; and

(l)	The Company issued 1,208,104 common shares valued at $3,524 in connection with the acquisition of Pommies (Note 18).

Obligation to issue shares

The Company has entered into agreements with officers, to issue the following shares:

	Number of shares to be issued
	2021	2022	2023	Total
Officers	650,000	600,000	450,000	1,700,000

Of the amount recognized for the obligation to issue shares, $1,478 was recorded as share-based payments expense related to the issue of 1,200,000 shares for the year ended November 30, 2020 (November 30, 2019 - $4,974 related to the issue of 1,623,000 shares).

Upon termination of the services, the entitlement to the shares may be forfeited. Any share-based payments previously recognized related to the remaining unvested tranches will be reversed against profit and loss.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)
Notes to the Consolidated Financial Statements For the year ended November 30, 2020
(All amounts in thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES - continued

Escrow shares

In connection with the acquisition of Pommies (Note 18), 604,052 common shares were placed in escrow subject to indemnity provisions and the achievement of specific milestones outlined in the share purchase agreement. At November 30, 2020 these shares remain in escrow as the milestones have not yet been achieved.

Warrants

The following table summarizes warrant activity during the year ended November 30, 2020 and 2019:

	Number of	Weighted Average Exercise Price
	Warrants	$
Balance, outstanding November 30, 2018	9,760,297	2.55
Issued	8,814,495	3.82
Exercised	(9,037,252)	2.50
Expired	(548,730)	1.55
Balance, outstanding November 30, 2019	8,988,810	3.91
Issued	87,712	4.00
Exercised	(175,424)	2.95
Balance, outstanding November 30, 2020	8,901,098	3.93

The following table summarizes the warrants outstanding as at November 30, 2020:

		Exercise price
Warrants Outstanding	Warrants Exercisable	$	Expiry date
7,594,663	7,594,663	4.00	April 9, 2021(1)
306,435	306,435	2.95	April 9, 2021(2)
400,000	400,000	3.50	October 26, 2023
300,000	300,000	3.75	October 26, 2023
300,000	300,000	4.00	October 26, 2023
8,901,098	8,901,098

(1)	The Company is entitled to accelerate the expiry date of these outstanding warrants. The warrants with an exercise price of $4.00 can be accelerated to the date that is 30 days following the date the Company issues a news release announcing that the published closing price of the common shares on the TSX has been equal to or greater than $6.00 for any 10 consecutive trading days.

(2)	The broker warrants entitle the holder to purchase one unit at a price of $2.95 per unit, comprised of one common share and one-half share purchase warrant. Each full share purchase warrant has an exercise price of $4.00 and can be accelerated to the date that is 30 days following the date the Company issues a news release announcing that the published closing price of the common shares on the TSX has been equal to or greater than $6.00 for any 10 consecutive trading days.

Omnibus long-term incentive plan

During the year, an ordinary resolution was passed to approve the adoption of an omnibus long-term incentive plan (“LTIP”). The LTIP will allow for a variety of equity-based awards that provide different types of incentives to be granted to certain officers, employees and consultants (in the case of options (“Options”), performance share units (“PSU”) and restricted share units (“RSU”)) and directors (in the case of deferred share units (“DSU”)). Any existing options that were granted prior to the effective date of the LTIP pursuant to the Company’s existing stock option plan (“Legacy Option Plan”), which was approved by shareholders on September 24, 2019, will continue in accordance with their terms. The maximum number of common shares reserved for issuance, in aggregate, under the LTIP and the Legacy Stock Option Plan, collectively, will be 10% of the aggregate number of common shares issued and outstanding from time to time, excluding entitlements to acquire 2,000,000 common shares issuable to certain officers of the Company as described under obligations to issue shares above.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)
Notes to the Consolidated Financial Statements For the year ended November 30, 2020
(All amounts in thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES – continued

LTIP option plan

The omnibus LTIP plan permits the Board of Directors of the Company to grant options to employees and non- employees to acquire common shares of the Company at fair market value on the date of approval by the Board of Directors. A portion of the stock options vests immediately on the grant date and the balance vests over a period of up to three years from grant date.

The following table summarizes LTIP stock option activity during the year ended November 30, 2020 and 2019:

	Number of Options	Weighted Average Exercise Price $
Balance outstanding, November 30, 2019 and 2018	-	-
Issued	1,618,481	1.73
Cancelled and forfeited	(574)	1.73
Balance outstanding, November 30, 2020	1,617,907	1.73
Options exercisable, November 30, 2020	539,438	1.73

The following table summarizes the LTIP stock options outstanding and exercisable as at November 30, 2020:

Options outstanding	Options exercisable	Exercise price $	Expiry date
1,617,907	539,438	1.73	October 18, 2025

The Company used the Black-Scholes option pricing model to establish the fair value of LTIP options granted by applying the following weighted average assumptions at issuance:

	2020	2019
Average dividend per share	-	-
Average forecasted volatility	111%	-
Average risk-free interest rate	0.35%	-
Average expected life	5 years	-
Forfeiture rate	5.52%	-
Fair value – weighted average of options issued	$1.36	-

LTIP RSU’s and DSU’s

The omnibus LTIP plan permits the Board of Directors of the Company to grant RSU’s to certain officers, employees and consultants and DSU’s to non-management directors. A portion of the RSU’s vested immediately on the grant date and the balance vests over a period of up to three years from grant date.

The following table summarizes LTIP RSU and DSU activity during the year ended November 30, 2020 and 2019:

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)
Notes to the Consolidated Financial Statements For the year ended November 30, 2020
(All amounts in thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES – continued

	Number of RSUs and DSUs	Weighted Average Issue Price of RSUs/DSUs
Balance outstanding, November 30, 2019 and 2018	-
Issued	1,207,875	$1.73
Released and issued	(340,355)	$1.73
Balance outstanding, November 30, 2020	867,520	$1.73

The following table summarizes the LTIP RSUs and DSUs outstanding as at November 30, 2020:

RSUs and DSUs outstanding	RSUs and DSUs Vested	Grant date
867,520	186,813	October 19, 2020

Legacy option plan

The Company has a legacy stock option plan which permits the Board of Directors of the Company to grant options to directors, employees and non-employees to acquire common shares of the Company at fair market value on the date of approval by the Board of Directors. A portion of the stock options vests immediately on the grant date and the balance vests over a period of up to five years from grant date.

The following table summarizes legacy stock option activity during the year ended November 30, 2020 and 2019:

	Number of Options	Weighted Average Exercise Price $
Balance outstanding, November 30, 2018	6,607,129	1.49
Issued	3,695,000	4.11
Exercised(1)	(2,515,850)	1.45
Cancelled and forfeited	(112,917)	2.79
Balance outstanding, November 30, 2019	7,673,362	2.75
Exercised	(436,650)	0.75
Cancelled and forfeited	(408,750)	3.36
Balance outstanding, November 30, 2020	6,827,962	2.84
Options exercisable, November 30, 2020	4,163,784	2.42

(1)	1,000,000 options with an exercise price of $2.50 were exercised on a cashless basis resulting in the issuance of 397,589 common shares with no cash proceeds being received by the Company.

The following table summarizes the legacy stock options outstanding and exercisable as at November 30, 2020:

Options outstanding	Options exercisable	Exercise price $	Expiry date
538,462	538,462	0.65	November 30, 2021
600,000	600,000	1.07	July 9, 2023
2,374,500	1,606,171	1.95	October 13, 2023
750,000	375,000	4.21	May 26, 2024
2,270,000	945,818	4.32	July 14, 2024
295,000	98,333	2.79	October 14, 2024
6,827,962	4,163,784

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

17.	SHARE CAPITAL AND RESERVES – continued

The Company used the Black-Scholes option pricing model to establish the fair value of legacy options granted by applying the following weighted average assumptions at issuance:

	2020	2019
Average dividend per share	-	-
Average forecasted volatility	-	149%
Average risk-free interest rate	-	1.51%
Average expected life	-	5 years
Fair value – weighted average of options issued	-	$3.73

Share-based payments

For the year ended November 30, 2020, the Company recorded the following share-based payments:

	2020	2019
Legacy stock options	6,316	7,576
LTIP stock options	917	-
LTIP RSUs and DSUs	1,066	-
Obligation to issue shares	1,478	4,974
	9,777	12,550

18.	BUSINESS ACQUISITIONS

Acquisition of Pommies

On November 8, 2019, the Company entered into an agreement to acquire all of the shares of Pommies (“Agreement”). Pommies is currently a manufacturer of alcoholic beverages operating in Ontario, Canada and was acquired for its mature micro-processing cannabis license application, beverage production capacity, established sales relationships and the Pommies brand. The transaction constituted a business combination under IFRS 3, Business Combinations.

The consideration paid at closing was $5,591, which is comprised of $3,526 cash, working capital adjustment of

$23 and 604,052 common shares valued at $2,042. A fixed amount of an additional $500 cash and 345,172 common shares valued at $842 were placed into escrow subject to release upon the achievement of certain earn- out milestones relating to receipt of the Health Canada license, Health Canada license amendment to permit sales, production of a target number of revenue earning units and achieving a trailing twelve month EBITDA target. No earn-out milestones have been achieved at November 30, 2020.

In addition, there were 258,880 common shares, valued at $640, placed in escrow subject to release based on the indemnity provisions of the Agreement.

The following table summarizes the values of the net assets acquired from Pommies on the acquisition date:

Consideration	Note	Number of Shares	Amount $
Cash paid on closing			3,526
Shares issued on closing	(i)	604,052	2,042
Working capital adjustment			23
Milestone cash	(ii)		500
Milestone shares	(ii)	345,172	842
Indemnity shares	(iii)	258,880	640
Total fair value of consideration			7,573

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

18.	BUSINESS ACQUISITIONS – continued

Net assets acquired
Current assets
Cash	5
Accounts receivable	226
Prepaid expenses and other current assets	15
Inventory	248
Non-current assets
Property, plant and equipment	603
Intangible assets	3,540
Goodwill	4,123
Total assets	8,760
Current liabilities
Accounts payable and accrued liabilities	300
Deferred tax liability	887
Total liabilities	1,187
Total net assets acquired	7,573

(i)	Share price was based upon the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38.

(ii)	Milestone consideration includes $500 in cash and 345,172 common shares valued at $842, which were placed into escrow and subject to release upon the achievement of certain earn-out milestones relating to receipt of the Health Canada license, Health Canada license amendment to permit sales, production of a target number of revenue earning units and achieving a trailing twelve month EBITDA target. The fair value of the milestone shares was determined based on the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38, adjusted for probability of occurrence between 80% to 95% and valued using Black-Scholes calculation with the following assumptions: discount rate of 1.6%, volatility of 36% to 50%, expected life of 0.65 to 2.23 years and dividend yield of 0%.

(iii)	Indemnity shares include 258,880 common shares with a fair value of $640, placed into escrow and subject to release based on indemnity provisions in the Agreement. The fair value of the indemnity shares was determined based on the closing price of the Company’s common shares on TSX-V on November 8, 2019 of $3.38 adjusted for volatility. Volatility was determined using Black-Scholes calculation with the following assumptions: discount rate of 1.6%, volatility of 52%, expected life of 2 years and dividend yield of 0%.

During the year ended November 30, 2020, the Company’s consolidated revenue included $2,214 (2019 - $66) generated from the existing Pommies cider business. In addition, for the year ended November 30, 2020, the Company’s consolidated loss and comprehensive loss included a net loss of $542 (2019 - $21) from Pommies.

Acquisition of Straight Fire Consulting LLC

On April 23, 2019, the Company entered into an agreement with a consultant to acquire all of the shares of Straight Fire Consulting LLC (“Agreement”), an entity through which the consultant had been providing services to the Company, by issuing 3,800,000 common shares. To the date of the Agreement, the Company recorded an obligation to issue 2,350,000 common shares for services rendered, valued at $4,465. The remaining 1,450,000 shares issued, valued at $5,945, were attributed to the acquisition of Straight Fire Consulting LLC to facilitate the termination of the consulting agreement and all obligations to the consultant except as noted below. On the date of acquisition, Straight Fire Consulting LLC did not have any assets or liabilities. The Company is in the process of dissolving Straight Fire Consulting LLC.

The Company also had an agreement with the consultant for a finder’s fee associated with the proposed sale of the Supra License to Rotogro. The Company agreed to transfer a maximum of 4,000,000 ordinary shares in Rotogro to the consultant upon receipt of Rotogro ordinary shares by the Company pursuant to the SPA. During the year ended November 30, 2019, the Company was advised by Rotogro that they would be unable to close the transaction. As a result, the Company is only obligated to transfer the 2,250,000 ordinary shares in Rotogro already received by the Company originally valued at $558, as at April 23, 2019. On April 9, 2020, the Company completed the transfer of 2,250,000 ordinary shares of Rotogro, with a fair value of $99, to a consultant pursuant to the acquisition of Straight Fire Consulting LLC on April 23, 2019.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

18.	BUSINESS ACQUISITIONS – continued

The consultant has agreed, as part of this transaction, to terminate the consulting agreement and all further obligations by the Company under the agreement, other than the change of control provisions which provide for an additional 3,000,000 common shares of the Company should a change of control occur within two years of the Agreement.

19.	INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes for the year ended November 30, 2020 and 2019 is as follows:

	2020	2019
	$	$
Loss before income taxes	(22,591)	(261)
Statutory rate	27%	27%
Expected income tax (recovery) at statutory rates	(6,100)	(70)
Change in statutory rates and other	53	(166)
Permanent differences	2,394	5,233
Share issue costs	-	(776)
Adjustment to prior year provision versus statutory tax returns	321	851
Change in unrecognized deductible temporary differences	1,423	1,203
Income taxes	(1,909)	6,275

The significant components of the Company’s unrecognized deferred tax assets and liabilities are as follows:

	2020	2019
	$	$
Deferred tax assets
Share issue costs	782	1,095
Intangible assets	(1,634)	1,053
ROU asset	(537)	-
Lease liability	535	-
Allowable capital losses	248	261
Deferred financing costs	9	-
Onerous contract provision	221	-
Contractual obligation	2,889	-
Property, plant and equipment	(399)	741
Marketable securities and derivatives	-	78
Non-capital losses	4,032	2,218
Net unrecognized deferred income tax assets	6,146	5,446

	2020	2019
	$	$
Deferred tax liability
Intangible assets	893	1,525
Property and equipment	(183)	-
ROU asset	635	-
Lease liability	(665)	-
Non-capital losses	(208)	(643)
Net recognized deferred income tax liabilities	472	882

Significant components of the Company’s temporary differences and unused tax losses that have not been included on the consolidated statement of financial position are as the follows:

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

19.	INCOME TAXES – continued

	2020	Expiry dates	2019
	$		$
Temporary Differences
Share issue costs	2,895	2040-2043	4,056
Intangible assets	(6,051)	No expiry date	3,900
ROU asset	(1,988)	No expiry date	-
Lease liability	1,980	No expiry date	-
Allowable capital losses	918	No expiry date	967
Deferred financing costs	35	No expiry date	-
Onerous contract provision	819	No expiry date	-
Contractual obligation	10,700	No expiry date	-
Property, plant and equipment	(1,482)	No expiry date	2,748
Marketable securities and derivatives	-	No expiry date	576
Non-capital losses	14,935	2037-2040	8,214

Tax attributes are subject to review, and potential adjustment, by tax authorities.

20.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to maintain operations. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as shareholders equity and debt.

The Company has historically relied on the equity markets (Note 25) and more recently the debt market (Note 12) to fund its activities. Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable to ensure optimal capital structure to reduce the cost of capital.

The Company currently is not subject to externally imposed capital requirements.

21.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The carrying values of the financial instruments as at November 30, 2020 are summarized in the following table:

	Amortized cost $	Financial assets designated as fair value through profit and loss $	Total $
Assets
Cash	20,344	-	20,344
Marketable securities and derivatives	-	1,032	1,032
Restricted short-term investments	-	100	100
Promissory note receivable	1,409	-	1,409
Receivables (excluding unbilled revenue)	27,178	-	27,178
Liabilities
Accounts payable and accrued liabilities	14,396	-	14,396
Contractual obligation	10,701	-	10,701
Lease liabilities	4,450	-	4,450
Term loan	8,938	-	8,938

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

21.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT - continued

Fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, restricted short-term investments, marketable securities and derivatives, promissory note receivable, receivables, accounts payable and accrued liabilities, contractual obligation, lease liabilities, and term loan.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

a)	Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

b)	Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

c)	Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts of cash, receivables and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying value of the term loan approximates its fair value due to the floating interest rate. Unbilled revenue on products/services transferred over time is not a financial instrument and is excluded from the table above. The fair value of financial instruments not carried at fair value were assessed using level 2 inputs.

The fair values of restricted short-term investments and marketable securities were measured based on Level 1 inputs. The fair value of derivatives were measured based on Level 2 inputs.

The Company is exposed to varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Interest risk

The Company’s exposure to interest risk relates to its investment of surplus cash, restricted short-term investments and balances outstanding under the term loan. The Company may invest surplus cash in highly liquid investments with short terms to maturity and would accumulate interest at prevailing rates for such investments. At November 30, 2020, the Company had cash, and restricted short-term investments of $20,444 and a balance of $9,500 on a term loan (2019 - $58,801 and $nil). At November 30, 2020, a 1% decrease in interest rates would result in a reduction in interest income by $204 (2019 - $588) and a reduction of interest expense of $95 (2019 – $nil), compared to a 1% increase in interest rates which would have an equal and opposite effect.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, restricted short-term investments, promissory note receivable, and receivables. The Company’s cash, and restricted short-term investments are held through large Canadian financial institutions and no losses have been incurred in relation to these items.

The Company’s receivables are comprised of trade accounts receivable, GST input tax credits, unbilled revenues, and government assistance receivable. In addition, the Company has $11,127 in trade accounts receivable outstanding over 60 days at November 30, 2020 (2019 – $6,961). The expected credit loss for overdue balances is estimated to be $573 (2019 - $2) based on subsequent collections, discussions with associated customers and analysis of the credit worthiness of the customer. Of the total invoiced trade receivables at November 30, 2020, the Company has subsequently collected, has trade payables outstanding with the same customers or has recorded a trade receivables valuation allowance loss provision representing 75% of the total balance. Of the Company’s trade receivables outstanding at November 30, 2020, 50% are held with two Health Canada licensed customers of the Company and 18% are held with provincial boards (2019 – 89% held with five Health Canada licensed customer and 0% held with provincial boards).

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

21.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – continued

The Company has a promissory note receivable for $1,409 from a Canadian licensed producer at November 30, 2020. As security for the promissory note the Company holds second ranking security interest, to the senior lender, over the licensed producers’ assets. Subsequent to the end of the year, the promissory note was repaid in full for proceeds of $1,614 including accrued interest and fees of $254.

The carrying amount of cash, restricted short-term investments, promissory note receivable, and trade and other receivables represent the maximum exposure to credit risk, and as at November 30, 2020, this amounted to $49,397 (2019 - $93,568).

Economic dependence risk

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. The Company recorded sales from four Health Canada licensed customers of the Company representing 62% of total revenue in the year ended November 30, 2020 (2019 – four Health Canada licensed customers representing 78% of total revenue). The Company recorded sales from four provincial boards representing 11% of total revenue in the year ended November 30, 2020 (2019 – 0 provincial boards representing 0% of total revenue).

Liquidity risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. As at November 30, 2020, the Company has $21,194 of cash, restricted short-term investments, and marketable securities (2019 - $58,801). The Company is obligated to pay accounts payable and accrued liabilities, current portion of the lease liability, contractual obligation and term loan with a carrying amount of $18,628 (2019 -$14,855).

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and contractual obligations that are denominated in US dollars. As at November 30, 2020, a 10% appreciation of the Canadian dollar relative to the US dollar would have increased net financial assets by approximately $1,073 (November 30, 2019 – $0.5). A 10% depreciation of the Canadian dollar relative to the US dollar would have had the equal but opposite effect.

In addition, the Company is exposed to foreign currency risk on fluctuations related to a commitment that is denominated in Australian dollars. As at November 30, 2020, a 10% appreciation of the Canadian dollar relative to the Australian dollar would have decreased the commitment by approximately $851 (November 30, 2019 – $nil). A 10% depreciation of the Canadian dollar relative to the Australian dollar would have had the equal but opposite effect.

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

22.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Non-cash transactions relate to the following:

	November 30, 2020	November 30, 2019
	$	$
Equipment accrued through accounts payable	3,833	1,527
Shares issued to acquire intangible asset	5,070	-
Contractual obligation incurred to acquire intangible asset	11,227	-
Share units released – non-cash portion	589	-
Settlement of obligation to issue shares	1,920	7,014
Settlement of finders’ fee payable	99	558
Settlement of trade accounts receivable with Promissory note	1,360	-
Right of use asset – Lease Liability settlement`	146	-
Broker warrants issued pursuant to bought deal financing	-	1,666
Shares issued relating to the acquisition of Pommies	-	3,524
Acquisition of 2,250,000 ordinary shares of Rotogro	-	889
Right of use assets acquired through lease liability	4,968	-

23.	COMMITMENTS AND CONTINGENCIES

(a)	The Company has purchase commitments for hemp and cannabis biomass totalling $12,019 over the next year.

In May, 2020, the Company renegotiated a biomass supply agreement to reduce the price paid per kilogram of biomass to address compression in pricing seen in the industry. The Company was able to proactively secure this amendment because of the reduction in prices of biomass in the market. Management negotiated the aforementioned price reduction in order to ensure that Valens’ input biomass would remain competitive with broader market prices. This amendment also resulted in a decrease in the Company’s reported commitment under this agreement.

The Company recognized a $1,819 onerous contract loss that has been included in the calculation of consolidated loss and comprehensive loss for the year. The onerous contract loss is related to these fixed price supply agreements, as the costs and purchase obligations under the contract exceed the economic benefits expected to be received. For agreements in which the Company recorded a prepaid deposit, the $1,819 loss has been attributed against the prepaid balance of $1,000 and for all other agreements an onerous contracts provision was recorded of $819. The onerous contract liability remains as at November 30, 2020.

(b)	Effective May 14, 2020, the Company entered into a five-year non-exclusive distribution agreement with Cannvalate Pty Ltd. (“Cannvalate”). The agreement is based on a pay for performance model, providing Cannvalate achieves milestones based on certain financial targets and facility construction and licensing timelines outlined in the agreement. The Company will pay $9,247 in consulting fees over the term of the agreement, subject to Cannvalate meeting the milestones as defined in the agreement. As at November 30, 2020, there remains $8,508 payable under the terms of this agreement.

Based on the above, the future commitments, which include other purchase commitments due in each of the next five reporting years are as follows:

$
2021	13,910
2022	1,891
2023	1,891
2024	1,891
2025	945
Thereafter	-
20,528

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

24.	SEGMENTED INFORMATION

The Company has three reportable segments, cannabis operations, analytical testing and corporate, which is the way the Company reports information to its chief decision makers and Board of Directors.

Cannabis operations processing segment includes the extraction, post-processing, and white label manufacturing sales transactions under the standard processing and standard cultivation license issued by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s extraction, post-processing and white label manufacturing facility in Kelowna, BC and beverage facility in Bolton, Ontario.

The analytical testing segment includes the provision of testing services for cannabis products under an analytical testing license provided by Health Canada. Segment assets include cash, inventories, and equipment relating to the Company’s laboratory facility located in Kelowna, BC.

The corporate segment includes corporate growth activities, administration, financial and other support to other business units and inter-segment eliminations.

The operating segments for the year ended:

	November 30, 2020						November 30, 2019
	Cannabis Operations $	Analytical Testing $	Corporate $	Total $	Cannabis Operations $	Analytical Testing $	Corporate $	Total $
Net revenue	82,094	2,779	(1,095)	83,778	57,795	901	(590)	58,106
Cost of sales, loss on onerous contracts & inventory allowance	58,090	646	(682)	58,054	16,702	413	(360)	16,755
	24,004	2,133	(413)	25,724	41,093	488	(230)	41,351
Other operating expenses	26,466	526	19,403	46,395	13,027	642	19,424	33,093
	(2,462)	1,607	(19,816)	(20,671)	28,066	(154)	(19,654)	8,258
Non- operating (income) expense	176	414	(579)	11	6,327	3,194	5,273	14,794
Net income (loss)	(2,638)	1,193	(19,237)	(20,682)	21,739	(3,348)	(24,927)	(6,536)
Total assets	55,458	1,611	110,507	167,576	50,652	1,365	102,734	154,751
Total liabilities	11,901	549	27,740	40,190	18,718	78	3,221	22,017

THE VALENS COMPANY INC. (formerly VALENS GROWORKS CORP.)

Notes to the Consolidated Financial Statements

For the year ended November 30, 2020

(All amounts in thousands of Canadian Dollars Except Share Amounts)

24.	SEGMENTED INFORMATION – continued

The geographical breakdown for the year ended:

November 30, 2020					November 30, 2019
	Domestic $	Foreign $	Total $	Domestic $	Foreign $	Total $
Net revenue	83,642	136	83,778	58,106	-	58,106

Included in net revenue arising from the cannabis operations segment is $14,405 from Customer A, $12,661 from Customer B, $12,284 from Customer C, and $12,177 from Customer D. Customers A through D each contributed 10 per cent or more to the Company’s net revenue for the year ended November 30, 2020 (year ended November 30, 2019

– Customer E $16,059, Customer F $10,394, and Customer B $10,359).

25.  SUBSEQUENT EVENTS Bought Deal

On January 29, 2021, the Company closed a bought deal financing, pursuant to which the Company issued 19,364,000 units valued at $39,696 which were comprised of one common share of the Company and one-half share purchase warrant. The total consideration of the units issued was allocated $36,404 to common shares and $3,292 to share purchase warrants. Each full share purchase warrant is exercisable at a price of $2.55 per share for a period of thirty-six months from the date of closing. In connection with the financing, the Company paid a cash commission of $2,186.

LYF Acquisition

On January 25, 2021, the Company entered into a definitive agreement to acquire all of the issued and outstanding shares of LYF Food Technologies Inc. (" LYF ") in a cash and share transaction for closing consideration of $24,900 plus up to an additional $17,500 in consideration payable upon the business achieving certain earn-out EBITDA milestones. The LYF Acquisition remains subject to approval from the Toronto Stock Exchange and customary conditions and approvals from senior lenders. This transaction has been approved by the Company's Board of Directors and is expected to close on or about March 1, 2021.

Health Canada License Amendment

On February 10, 2021, one of the Company’s wholly owned subsidiaries, VAL, received an amendment to its existing Health Canada standard processing license to permit the sale of dried cannabis products to authorized provincial and territorial retailers in Canada.

AT VALENS,
IT'S PERSONAL.

TSX: VLNS | OTCQX: VLNCF